UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 12, 2026

Waters Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	01-14010	13-3668640
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

34 Maple Street

Milford, Massachusetts 01757

(Address of Principal Executive Offices) (Zip Code)

(508) 478-2000

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	WAT	New York Stock Exchange, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01	Regulation FD Disclosure.

Waters Corporation (the “Company” or “Waters”) is furnishing as Exhibit 99.1 to this Current Report on Form 8-K (this “Current Report”) an investor presentation (the “Presentation”) that it will present at the J.P. Morgan Healthcare Conference (the “Conference”) on January 12, 2026, which, along with the subsequent Q&A session, will include high-level commentary on the Company’s business performance. A transcript of the Presentation will be available on the Waters Corporation website, www.waters.com, in the Investors section under the heading “Events & Presentations.”

The information contained in this Current Report (including Exhibit 99.1) is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section, and shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly provided by specific reference in such filing.

Additional Information and Where to Find It

This Current Report is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, Augusta SpinCo Corporation (“SpinCo”) and Becton, Dickinson and Company (“BD”), the parties have filed relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 filed by Waters (the “Form S-4”) that includes a preliminary proxy statement/prospectus of Waters, and a registration statement on Form 10 filed by SpinCo (the “Form 10”) that incorporates by reference certain portions of the Form S-4 and serves as an information statement in connection with the spin-off of SpinCo from BD. The Form S-4 was declared effective by the SEC on December 23, 2025, and Waters filed a definitive proxy statement/prospectus with the SEC on December 23, 2025. The definitive proxy statement/prospectus was mailed, on or about December 23, 2025, to Waters shareholders of record as of December 19, 2025. The Form 10 was declared effective on December 31, 2025. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT AND ANY OTHER DOCUMENTS THAT ARE FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the definitive proxy statement/prospectus and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding

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the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and other relevant materials filed with or to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2025, which was filed with the SEC on November 25, 2025, and its proxy statement for its 2026 annual meeting, which was filed with the SEC on December 18, 2025. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Number	Description of Exhibits

99.1	Investor Presentation Dated January 12, 2026.

104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WATERS CORPORATION

Dated: January 12, 2026	By:	/s/ Keeley A. Aleman
	Name:	Keeley A. Aleman
	Title:	Senior Vice President, General Counsel and Secretary

3

J.P. Morgan 44th Annual Healthcare Conference Udit Batra, Ph.D. President & CEO January 12, 2026 Exhibit 99.1

Forward-Looking Statements & Non-GAAP Financial Measures Forward-Looking Statements: This presentation includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters Corporation (“Waters” or the “Company”), Becton, Dickinson and Company (“BD”) and Augusta SpinCo Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding future operating and financial performance, market growth and drivers of market growth, success of Waters’ products or products of the combined company, customer trends, the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements. These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general political, economic, regulatory, environmental, trade and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the Securities and Exchange Commission (“SEC”), including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive. It should also be noted that projected financial information for the combined businesses of the Company and SpinCo included in this presentation is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of the Company or SpinCo. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to, the risks that: a condition to the closing of the proposed transaction may not be satisfied; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the Company is unable to achieve the synergies and value creation contemplated by the proposed transaction; the Company is unable to promptly and effectively integrate SpinCo’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of the combined company declines following the proposed transaction; legal proceedings are instituted against the Company, BD or the combined company; the Company, SpinCo or the combined company is unable to retain key personnel; and the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of Waters and BD or on the Company’s and BD’s operating results. Non-GAAP Financial Measures: To supplement the Company’s financial statements presented on a GAAP basis, the Company has provided certain non-GAAP financial measures, such as constant currency revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted operating margin, free cash flow and adjusted earnings per share. Management uses these non-GAAP financial measures to evaluate the Company’s operating performance in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business. Management believes that such measures are important in comparing current results with prior period results and are useful to investors and financial analysts in assessing the Company’s operating performance. The non-GAAP financial information presented herein should be considered in conjunction with, and not as a substitute for, the financial information presented in accordance with GAAP. Management strongly encourages investors to review the Company’s consolidated financial statements and publicly filed reports in their entirety. The Company’s definition of these non-GAAP financial measures may differ from similarly titled measures used by others. The non-GAAP financial measures used in this presentation adjust for specified items that can be highly variable or difficult to predict. Investors are encouraged to review the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures set forth in the Appendix to this presentation and also included in the Company’s press release dated November 4, 2025, available on the Company’s website at: https://ir.waters.com/. Additional Information and Where to Find It: This presentation is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. In connection with the proposed transaction between Waters, SpinCo and BD, the parties have filed relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 filed by Waters (the "Form S-4") that includes a preliminary proxy statement/prospectus of Waters, and a registration statement on Form 10 filed by SpinCo (the "Form 10") that incorporates by reference certain portions of the Form S-4 and serves as an information statement in connection with the spin-off of SpinCo from BD. The Form S-4 was declared effective by the SEC on December 23, 2025, and Waters filed a definitive proxy statement/prospectus with the SEC on December 23, 2025. The definitive proxy statement/prospectus was mailed, on or about December 23, 2025, to Waters shareholders of record as of December 19, 2025. The Form 10 was declared effective on December 31, 2025. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT AND ANY OTHER DOCUMENTS THAT ARE FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4, the definitive proxy statement/prospectus and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters' website at waters.com under the tab "About Waters" and under the heading "Investor Relations" and subheading "Financials—SEC Filings." Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD's website at bd.com under the tab "About BD" and under the heading "Investors" and subheading "SEC Filings.“ Participants in the Solicitation: The Company and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from the Company’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of the Company’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of the Company and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus filed with the SEC and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2025, which was filed with the SEC on November 25, 2025, and its proxy statement for its 2026 annual meeting, which was filed with the SEC on December 18, 2025. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Key Messages Executing from a Position of Strength Significant Value Creation Opportunity Ahead Industry-Leading Financial Outlook

Key Messages Executing from a Position of Strength Significant Value Creation Opportunity Ahead Industry-Leading Financial Outlook

A Simple & Repeatable Business Model…

Waters™



Liquid Chromatography



Mass Spectrometry



Thermal Analysis



Light Scattering

Deep understanding of customer unmet needs

R&D = **~10%** of product revenues[1]



170K+
installed base[4]

Growth from new applications & **instrument replacement**



1
Instruments
2
Informatics
3
Consumables
4
Service
HIGH QUALITY, WIDE MOAT BUSINESS IN VOLUME-DRIVEN, RECURRING, REGULATED SETTINGS

Dedicated service team
>50% of I-Base has plan attached

Ranked #1 by Customers[2]

Empower™

#1
Chromatography Data System

~80% of novel drugs
submitted to FDA, EMA, China NMPA using **Empower**[3]



Uniquely design & manufacture chemistry **in-house**

Innovation leader in **large-molecule separations**

Note: 1. Total R&D spending as a percentage of non-service total company revenue for the trailing twelve-month (TTM) period ended September 27, 2025. 2. According to SDi 2024 Analytical & Life Science Instrumentation Service Market (2021-2024 End User Perspectives), Waters has the highest service satisfaction score among all instrument vendors, while according to Technology Services Industry Association (TSIA), 2024 tNPS score over 20 points higher than benchmark average. 3. According to internal analysis, ~80% of the drugs filed with the FDA, EMA, and China National Medical Products Administration (NMPA) in 2023 were done so using our Empower software. Source: Waters data and estimates. 4. Installed base data are estimates based on internal analysis as of 12/31/24 and includes Wyatt.

©2026 Waters Corporation
4

…Serving Attractive, Volume-Driven Markets

Waters™

$12B TAM

Core Markets

- Pharma QA/QC
- Late-Stage Drug Development
- Food & Environmental Safety
- Chemical Analysis
- Materials Testing

MSD - HSD Markets



1
Simplified sophisticated instruments
2
Informatics designed for regulatory submission
3
Customized Consumables
4
Services to maximize productivity and utilization
Waters™
LEADER IN REGULATED, HIGH-VOLUME APPLICATIONS

+$7B TAM

High Growth Adjacencies

- BioSeparations
- Bioanalytical Characterization
- Multiplex Diagnostics (LC-MS into Dx)
- Battery Testing

HSD - DD Markets

Note: $12B Core TAM + $7B Higher Growth Adjacencies TAM = $19B TAM with MSD+ growth. MSD = Mid single-digit., HSD = High single-digit., DD = Double-digit. Market growth rates are Waters internal estimates based on long-term historical data for more mature markets as well as current and recent historical growth rate data for more nascent, high-growth markets. These estimates are based on consulting data, industry reports and market research.

©2026 Waters Corporation
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Successfully Executed Bold Transformation Plan Since 2020 Regained Commercial Momentum 1 Entered Faster Growth Adjacencies 3 Delivered Pioneering Innovation 2 Accelerate the benefits of pioneering science

Delivering Strong Commercial Execution & Revitalized Innovation

Waters™

1 Commercial Execution KPIs Continue to Run Ahead

	2019	2024	NOW
Instrument Replacement	Embedded in our Operating Cadence		
Service Plan Attachment[1]	43% of active I-Base	50% of active I-Base	54% of active I-Base
eCommerce Adoption[2]	20% of Chemistry Rev.	>40% of Chemistry Rev.	45% of Chemistry Rev.
Expand into Contract Orgs[3]	15% of Pharma Rev.	25% of Pharma Rev.	27% of Pharma Rev.
Launch Excellence	Steady stream of category-defining new product launches		

2 Pioneering Innovation Augmenting Strength

alliance iS



+270%
YTD Sales Growth Y/Y[4]

xevo™ TQ ABSOLUTE XR



+40%
YTD Sales Growth Y/Y[5]

MAXPEAK. PREMIER



+35%
YTD Sales Growth Y/Y[6]

Note: KPI figures and growth rates shown in the table on the left-hand side of the slide reflect 2025E, which are preliminary estimates and forward-looking statements and are subject to change. YTD25 = the nine months ended September 27, 2025. YTD24 = the nine months ended September 28, 2024. 1. Service plan adoption as % of total active instrument installed base. 2. Reflects % of Chemistry consumables sold through eCommerce channels. 3. Reflects % of revenue derived from contract organizations in the pharmaceutical end-market. 4. Waters Alliance iS sales grew 270% in constant currency for the first 9 months of 2025 compared to the equivalent time-period in 2024. Constant currency revenue growth is a non-GAAP financial measure. 5. Waters Xevo TQ Absolute sales grew 40% in constant currency for the first 9 months of 2025 compared to the equivalent time-period in 2024. 6. Waters MaxPeak chemistry sales grew 35% in constant currency for the first 9 months of 2025 compared to the equivalent time-period in 2024.

©2026 Waters Corporation
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Built New Vectors of Core Growth Accretion

Waters™

3 Successfully Entered High-Growth Adjacencies

Organic

- Bioanalytical Characterization — BioAccord System, Xevo CDMS
- Bioseparations — MaxPeak Premier, XBridge, BioResolve, GTxResolve
- LC-MS into Dx — MassTRAK

Inorganic

- Bioanalytical Characterization — Empower

Wyatt MALS in Pharma QC

+ Idiosyncratic Growth Drivers Exceeding Targets

GLP-1s	**+$30M** in 2025E (inc. India)	=	**+95bps** 2025E growth contribution
PFAS	**+$20M** in 2025E	=	**+70bps** 2025E growth contribution
Generics (ex-GLP-1)	**+$30M** in 2025E India (ex-GLP-1 Rev)	=	**+95bps** 2025E growth contribution

Note: Incremental dollars reflect estimated 2025E year-over-year revenue contribution while bps reflect the approximate corresponding contribution to total company organic revenue growth. These numbers are preliminary estimates and forward-looking statements and are subject to change.

©2026 Waters Corporation
8

Resulting in Industry-Leading Financials

Waters™

NYSE:WAT

$3.1B
Total Revenue (TTM)[1]

59.0%
Gross Margin (TTM)[1]

30.4%
Adj. Operating Margin (TTM)[2]

24%
FCF as % of Sales (TTM)[3]

Best-in-Class Financial Profile & Y/Y Performance Across LST Industry

	Organic CC Growth (TTM)[4]	Adj. Operating Margin (TTM)[5]	Adj. EPS Growth (TTM)[6]
WAT	8%	30.4%	12%
Peer 1	5%	25.7%	6%
Peer 2	-2%	15.4%	-1%
Peer 3	-1%	13.3%	-15%
Peer 4	1%	28.6%	4%
Peer 5	3%	27.2%	1%
Peer 6	3%	22.8%	5%

Note: Peer values use each company's publicly available last four reported quarters, as disclosed in each company's non-GAAP disclosures. 1. Based on trailing twelve-month (TTM) as reported, GAAP data for the period ended September 27, 2025. 2. Operating margin results are in adjusted, non-GAAP operating margin percentage terms based on TTM non-GAAP data for the period ended September 27, 2025. 3. FCF = Free Cash Flow. TTM FCF and revenue are calculated as the sum of 4Q24 and 3Q25 year-to-date results and shown as a % of as-reported GAAP revenue over the same time period. 4. Organic constant-currency (CC) revenue growth reflects year-over-year organic/core performance. Waters TTM as reported revenue for the period ended September 27, 2025 was $3.1B and FX negatively impacted revenue by 1%. 5. Adjusted operating margin reflects non-GAAP operating income as a percentage of revenue. 6. Adjusted EPS growth reflects year-over-year growth in non-GAAP diluted EPS. See reconciliations of the non-GAAP measures to the most directly comparable GAAP measures included in the Appendix of this presentation and available on the Company's website at: https://ir.waters.com/. Source: Waters Corporation data, publicly available data.

©2026 Waters Corporation
9

Expect More of the Same in 2026

Waters™

Continued Strong Instrument Replacement Dynamics

PLUS

IDIOSYNCRATIC GROWTH DRIVERS

1	**GLP-1s**	Triple-specced position across orals and injectables expected to drive lasting growth tailwind
2	**PFAS**	Opportunity expanding into food & materials, while water testing growth continues
3	**Generics** (India ex-GLP-1s)	Strong volume growth dynamics in India generics for export, driven by patent cliff, aging global population
+	**Biologics**	New organic bioseparations launches; bioanalytical characterization for LC-MS and MALS in PD and QA/QC (inc. FDA Biosimilars Opportunity)
+	**Informatics**	Incremental growth from phased transition from current Empower perpetual license model to new subscription-based model

5 Idiosyncratic Growth Drivers

200bps+

Annual Core Growth Contribution[1]

2026-2030

Note: 1. The 200bps+ reflects an aggregate sum of annual average core growth contribution across the five listed idiosyncratic growth drivers between 2026 and 2030, based on management estimates. This number is a preliminary estimate and a forward-looking statement and is subject to change.

©2026 Waters Corporation
10

Key Messages Executing from a Position of Strength Significant Value Creation Opportunity Ahead Industry-Leading Financial Outlook

BD Biosciences & Dx Solutions

Waters + BD Biosciences & Diagnostic Solutions

Well-established portfolio with large installed base & deep sales channel serving attractive $22B TAM[3]

$3.3B
Total GAAP Revenue (FY-25)[1]

5%
CAGR FY19-24[2]
(inc. 1% HW from drug discovery slowdown)

>80% Recurring Revenue[4]



Service
13%
Instruments
17%
PRODUCT TYPE[1]
Reagents
70%

Balanced Exposure Across Geographies



Greater China
11%
LATAM
5%
APAC
11%
GEOGRAPHY[1]
EMEA
30%
North America
43%

80% of revenue from iconic brands in their categories

BIOSCIENCES

$1.5B
FY-25 GAAP Revenue[1]



48%	50%	2%
Clinical Flow Cytometry	Research Flow Cytometry (in both pharma + A&G)	Single-Cell Multiomics

DIAGNOSTIC SOLUTIONS

$1.8B
FY-25 GAAP Revenue[1]



67%	26%	7%
Microbiology	Molecular Diagnostics	Point of Care

Note: 1. Represents Becton, Dickinson and Company (BD) GAAP segment revenues for the FY 2025 (fiscal year ended September 30, 2025). Biosciences and Diagnostic Solutions revenues reflect BD segment reporting per BD's 10-K filed with the SEC on November 25, 2025 with rounding adjustments. 2. CAGR is shown on an FX neutral basis. 3. TAM = Total Addressable Market. Total Addressable Markets listed on this slide are based on internal BD estimates. 4. Recurring revenue is the combination of service and reagents revenue. Breakdown of Biosciences and Diagnostic Solutions revenue according to market segment excludes service/other revenue which accounts for 19% of BDB revenue & 7% of DS revenue. Market-segment revenue allocations are based on internal BD estimates.

©2026 Waters Corporation
12

Significant Value Creation Opportunity Ahead Biosciences & Diagnostic Solutions + Accelerates our High Growth Adjacencies w/ Commercial Scale Execution Uplift Opportunity Leveraging our Focus & Discipline 1 2

Why Flow Cytometry? BioSeparations Brings in much-needed antibody & reagent knowledge Innovation leader in Separations Leader in Antibodies & Reagents CHEMISTRY BIOLOGY + BioAnalytical Characterization Bring flow into process development and pharma QA/QC FDA EMA NMPA Light Scattering Overall size, shape & form + Flow Cytometry Receptor interaction & biological response LC-MS Physical Composition

Why Molecular Dx? Note: 1. $265M reflects trailing twelve-month (TTM) LC-MS clinical revenue for the period ended September 27, 2025; LC-MS = Liquid Chromatography–Mass Spectrometry Waters has $265M LC-MS Clinical Business1 Today Serving multiplex diagnostics in specialty lab settings BD adds channel, service, automation & regulatory capabilities needed to scale business into new multiplex testing workflows Global Reach into Specialty Labs Elevate 24/7 Service Accelerate Assay Menu Expansion Automation w/ Core Lab Analyzer Path w/ BD

Why Microbiology?

Waters + BD Biosciences & Diagnostic Solutions

Additional Source of Value Creation in an Attractive, Volume-Driven Business

Mass Spec for Microbial Identification (MALDI-TOF)

$500M

TAM growing HSD[1]

OPPORTUNITY

$100M+ for Waters Mass Spec[2]

Rapid Sterility Testing in Pharma QA/QC

$300M

TAM growing HSD[1]

OPPORTUNITY

Unlocks $50M+ in untapped segment[2]

+ **$150M+ Upside Potential**[2] to Stated **Revenue Synergies**

Margin Improvement Opportunity in Diagnostics Solutions Segment

700bps+

Gross Margin Gap (vs. close peer)[3]

OPPORTUNITY

200bps closed system	**200bps** price optimization	**300bps** cost efficiency & vol leverage

+ **Upside Potential** to Stated **Cost Synergies**[2]

Note: 1. TAM = Total Addressable Market; market size and growth rates are based on internal estimates. 2. Revenue opportunities and upside potential reflect directional, long-term estimates and are not forecasts or guidance. 3. Gross margin gap and contributing factors are illustrative estimates relative to a close peer and may vary with mix, scale, and execution.

©2026 Waters Corporation
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Significant Value Creation Opportunity Ahead Biosciences & Diagnostic Solutions + Accelerates our High Growth Adjacencies w/ Commercial Scale Execution Uplift Opportunity Leveraging our Focus & Discipline 1 2

Cost Synergies

Waters™ + BD Biosciences & Diagnostic Solutions

Area	By Year 3	Sub-Area		Driver	Key 2026 Vectors	*Additional Opportunity*
Mfg. & Supply Chain	**$80M**	Network Optimization	**$40M**	Site Rationalization	★	*Management Consolidation*
		Direct Procurement	**$30M**	2.5% of Direct Spend	★	*5% of Direct Spend (= benchmark)*
		Freight & Logistics	**$10M**	Freight Lane Optimization		*Consolidate Distribution Centers*
Commercial & Service	**$75M**	Sales & Marketing	**$35M**	Central Functions		*Spans & Layers*
		Service & Technology	**$40M**	Digital Infrastructure & Central Service Oversight		
R&D and G&A	**$45M**	Indirect Procurement	**$20M**	<2% of In-Direct Spend	★	*5% of Indirect Spend (= benchmark)*
		Global Capability Center	**$25M**	Insource Providers		*Leverage Cost-efficient Hubs*
Total	**$200M**	= ~5% of cost base vs. ~8% EMD Millipore + Sigma Aldrich				

Note: EMD Millipore + Sigma Aldrich calculation based on cost synergies of €260M (~$360M) achieved in 2018 and pro forma 2013 cost base of ~$4.6B (FX rate: EUR/USD = 1.38). Sources: Merck Q3 2014 Roadshow Presentation; Merck Strategic Roadmap News Release (October 2016); Versum Materials – Merck KGaA Proxy Statement (February 2019).

©2026 Waters Corporation
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Revenue Synergies

Waters + BD Biosciences & Diagnostic Solutions

Area	By Year 5	Sub-Area		Driver	Key 2026 Vectors	*Additional Opportunity*
Commercial Excellence	**$115M**	Instrument Replacement	**$20M**	Systematize Instrument Replacement	★	*Replacement Normalization & Acceleration (New Launches)*
		eCommerce	**$75M**	Expand by 20%	★	*Bring to Industry Levels for Reagents Businesses*
		Service Attachment	**$20M**	Bring from 40% to 50%	★	*Bring to Waters 55% 2030 Goal*
High-Growth Adjacencies	**$115M**	BioAnalytical Characterization	**$40M**	Flow and PCR in Process Development Labs only		*Flow and PCR in Larger QA/QC Opportunity*
		BioSeparations	**$35M**	Unlock Stranded Projects		*New Projects*
		LCMS into Dx	**$40M**	Access to Specialty Dx Labs 24Hr Premium Service Plans		*Acceleration in Regulatory, Assay Development, Automation*
Cross Selling	**$60M**	Cross-Selling	**$60M**	MS-TQs in Pharma DMPK LC/LC-MS in Upstream		*MS in Microbiology* *Sterility Testing in Pharma QA/QC*
Total	**$290M**	**($145M in Adj. EBITDA)**				

©2026 Waters Corporation

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Immediate Acceleration from Commercial Initiatives

Waters + BD Biosciences & Diagnostic Solutions

	Current State	Synergy Target[2]	Needed to Hit Synergy $	Additional Facts
Instrument Replacement	**22K+** Instrument systems past due for replacement	**$20M** by yr 5	**+100** Incremental replacements each yr	**10,000 / 25,000 Flow** **12,000 / 20,000 BACTEC** I-Base has aged[1]
Service Plan Attachment	**40%** of I-Base	**$20M** by yr 5	**+1%** Attachment increase each yr	Every **1%** of attachment yields **$4M** incremental revenue
eCommerce Adoption	**20%** of consumables	**$75M** by yr 5	**+4%** Adoption increase each yr	Every **$5-10M** of adoption yields **$1M** incremental spend + research reagent share re-capture benefit

Note: I-Base = Installed Base 1. Installed base figures listed on this slide are only a subset of the total BD Biosciences & Diagnostic Solutions business, relating only to Flow Cytometry and BACTEC units and do not include other microbiology units such as Phoenix, molecular diagnostic products, or single-cell multiomics. 2. Synergy targets reflect management estimates of potential revenue opportunities by year five and are forward looking statements.

©2026 Waters Corporation
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Key Messages Executing from a Position of Strength Significant Value Creation Opportunity Ahead Industry-Leading Financial Outlook

Leading Brands Across High Vol, Regulated Applications

Waters + BD Biosciences & Diagnostic Solutions

Small Molecule Pharma – MSD
alliance iS, ACQUITY, Empower

Process Analytical Testing (PAT) – HSD
BioAccord System, PATROL UPLC Process Analysis System, WYATT

Food & Environmental – MSD
OASIS, Xevo TQ Absolute XR, AccQ•Tag Ultra, ACQUITY UPLC

Battery Testing – DD
Discovery Core Rheometer, TA Discovery DSC, Discovery TGA, TRIOS, TAM IV

Large Molecule Pharma – LDD
BioAccord, Xevo, WYATT, halo labs, Xevo, MAXPEAK Premier

Microbiology – MSD+
BACTEC, BD SynapSys, Phoenix, Kiestra

Clinical Dx – MSD+
BD MAX, BD COR, BD System Service Offerings, Xevo, MassTRAK, BD FACSDiscover, BD FACSLyric Clinical, FLOWJO



1 Instruments
2 Informatics
3 Consumables
4 Service
Simple, Compliant, Efficient
For High Volume Applications

Transaction Doubles Waters TAM to $40B[1] in Attractive, Growth-Accretive Markets

Note: 1. TAM = Total Addressable Market and is based on internal management estimates. Growth rates are estimates based on internal analysis of historical, long-term market trend data. Source: Internal data and estimates, consulting data, industry reports, and market research. MSD = Mid single-digit., HSD = High single-digit, LDD = Low Double-digit, DD = Double-digit

©2026 Waters Corporation
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Industry-Leading Financial Outlook

Waters™ + BD Biosciences & Diagnostic Solutions

Waters™ + BD Biosciences & Diagnostic Solutions

Revenue Growth CAGR[3]
(CY 2025E-30E)

- WAT[1] ~7%
- Peer Avg[2] 4%

Adj. EBIT Margin Expansion[4]
(CY 2025E-30E)

- WAT[1] ~500 bps
- Peer Avg[2] 360bps

Adj. EPS Growth[5]
(Annualized CY 2025E-30E)

- WAT[1] ~Mid-Teens%
- Peer Avg[2] 10%

>80% of Revenue from Iconic Brands

alliance, Acquity, Xevo, MaxPeak Premier, Empower


>80%

FACSLyric Clinical™, FACSDiscover™, BACTEC™, Kiestra™, BD MAX™

Committed R&D spend
10% of product sales

>70% of Revenue Annually Recurring


>70%

Note: Instruments and recurring revenue breakdowns correspond to both companies' 2024 results. 1. WAT estimates reflect management estimates for the combined company from rounded percentages and are forward looking statements that are subject to change. 2. Peer metrics are based on Bloomberg consensus analysis as of 01/06/2026. 3. Revenue growth reflects the CAGR of constant currency growth from CY 2025E–2030E. 4. Adjusted EBIT margin expansion reflects the absolute percentage change between CY 2025E and CY 2030E adjusted EBIT in basis points. 5. Adjusted EPS growth reflects the annual growth CAGR between CY 2025E and CY 2030E.
Source: Company estimates (WAT) and Bloomberg consensus (Peers).

©2026 Waters Corporation
23

Key Messages Executing from a Position of Strength Significant Value Creation Opportunity Ahead Industry-Leading Financial Outlook

Appendix GAAP to Non-GAAP Reconciliations

GAAP to Adjusted Non-GAAP Reconciliations

Operating Income Reconciliation of GAAP to Adjusted Non-GAAP
Trailing Twelve-Months (TTM) Ended September 27, 2025

(in thousands USD)	Operating Income	Operating Income Percentage
Trailing Twelve-Months		
GAAP	**824,335**	**26.5%**
Adjustments:		
Purchased intangibles amortization (a)	47,467	1.5%
Restructuring costs and certain other items (b)	7,226	0.2%
ERP implementation and transformation costs (c)	15,157	0.5%
Acquisition related costs (d)	44,828	1.4%
Retention bonus obligation (e)	6,365	0.2%
Adjusted Non-GAAP	**945,378**	**30.4%**
Q3 2025 YTD		
GAAP	**532,072**	**23.8%**
Adjustments:		
Purchased intangibles amortization (a)	35,714	1.6%
Restructuring costs and certain other items (b)	5,746	0.3%
ERP implementation and transformation costs (c)	13,811	0.6%
Acquisition related costs (d)	44,828	2.0%
Retention bonus obligation (e)	3,818	0.2%
Adjusted Non-GAAP	**635,989**	**28.5%**
Q4 2024		
GAAP	**292,263**	**33.5%**
Adjustments:		
Purchased intangibles amortization (a)	11,753	1.3%
Restructuring costs and certain other items (b)	1,480	0.2%
ERP implementation and transformation costs (c)	1,346	0.2%
Retention bonus obligation (e)	2,547	0.3%
Adjusted Non-GAAP	**309,389**	**35.5%**

Reconciliation of Actual GAAP Cashflow to Non-GAAP Free Cash Flow
Trailing Twelve-Months (TTM) Ended September 27, 2025

(in millions USD)	Q4 2024	Q3 2025 YTD	TTM
Net cash provided by ops - GAAP	**240.1**	**488.0**	**728.1**
Adjustments:			
Additions to property plant, equipment, and software capitalization	(52.1)	(73.8)	**(125.9)**
Tax reform payments	–	120.0	**120.0**
Other one-time items	–	(2.3)	**(2.3)**
Payment of Wyatt retention bonus obligation (f)	–	20.1	**20.1**
Free Cash Flow - Non-GAAP	**188.0**	**552.1**	**740.1**
As a percentage of sales	**22%**	**25%**	**24%**

(a) The purchased intangibles amortization, a non-cash expense, was excluded to be consistent with how management evaluates the performance of its core business against historical operating results and the operating results of competitors over periods of time.

(b) Restructuring costs and certain other items were excluded as the Company believes that the cost to consolidate operations, reduce overhead, and certain other income or expense items are not normal and do not represent future ongoing business expenses of a specific function or geographic location of the Company.

(c) ERP implementation and transformation costs represent costs related to the Company's initiative to transition from its legacy enterprise resource planning (ERP) system to a new global ERP solution with a cloud-based infrastructure. These costs, which do not represent normal or future ongoing business expenses, are one-time, non-recurring costs related to the establishment of our new global ERP solution that were determined to be non-capitalizable in accordance with accounting standards.

(d) Acquisition related costs include all incremental costs incurred to effect the business combination, such as advisory, legal, accounting, tax, valuation, other professional fees, and integration costs. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(e) In connection with the Wyatt acquisition, the Company recognized a two-year retention bonus obligation that is contingent upon the employee's providing future service and continued employment with Waters. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(f) During the nine months ended September 27, 2025, the Company made retention payments under the Wyatt retention bonus program. The Company believes that these payments are not normal and do not represent future ongoing business expenses.

©2026 Waters Corporation
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GAAP to Adjusted Non-GAAP Reconciliations

Earnings Per Share Reconciliation of GAAP to Adjusted Non-GAAP
Trailing Twelve-Months (TTM) Ended September 27, 2025 and September 28, 2024

(in thousands USD)		
Trailing Twelve-Months	**TTM Q3 2025**	**TTM Q3 2024**
GAAP	**10.88**	**10.48**
Adjustments:		
Purchased intangibles amortization (a)	0.61	0.60
Restructuring costs and certain other items (b)	0.09	0.15
ERP implementation and transformation costs (c)	0.20	-
Acquisition related costs (d)	0.67	0.01
Retention bonus obligation (e)	0.08	0.30
Financing Costs (f)	0.18	-
Litigation provision and settlement (g)	-	0.15
Certain income tax items (h)	-	(0.30)
Adjusted Non-GAAP	**12.70**	**11.38**
Year-Over-Year TTM Growth Rate	12%	
Q3 2025 YTD	**YTD Q3 2025**	**YTD Q3 2024**
GAAP	**7.00**	**6.83**
Adjustments:		
Purchased intangibles amortization (a)	0.46	0.45
Restructuring costs and certain other items (b)	0.07	0.14
ERP implementation and transformation costs (c)	0.18	-
Acquisition related costs (d)	0.67	-
Retention bonus obligation (e)	0.05	0.20
Financing Costs (f)	0.18	-
Litigation provision and settlement (g)	-	0.15
Adjusted Non-GAAP	**8.60**	**7.76**
Q4 2024	**QTD Q4 2024**	**QTD Q4 2023**
GAAP	**3.88**	**3.65**
Adjustments:		
Purchased intangibles amortization (a)	0.15	0.16
Restructuring costs and certain other items (b)	0.02	0.02
ERP implementation and transformation costs (c)	0.02	-
Acquisition related costs (d)	-	0.01
Retention bonus obligation (e)	0.03	0.10
Certain income tax items (h)	-	(0.30)
Adjusted Non-GAAP	**4.10**	**3.62**

(a) The purchased intangibles amortization, a non-cash expense, was excluded to be consistent with how management evaluates the performance of its core business against historical operating results and the operating results of competitors over periods of time.

(b) Restructuring costs and certain other items were excluded as the Company believes that the cost to consolidate operations, reduce overhead, and certain other income or expense items are not normal and do not represent future ongoing business expenses of a specific function or geographic location of the Company.

(c) ERP implementation and transformation costs represent costs related to the Company's initiative to transition from its legacy enterprise resource planning (ERP) system to a new global ERP solution with a cloud-based infrastructure. These costs, which do not represent normal or future ongoing business expenses, are one-time, non-recurring costs related to the establishment of our new global ERP solution that were determined to be non-capitalizable in accordance with accounting standards.

(d) Acquisition related costs include all incremental costs incurred to effect the business combination, such as advisory, legal, accounting, tax, valuation, other professional fees, and integration costs. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(e) In connection with the Wyatt acquisition, the Company recognized a two-year retention bonus obligation that is contingent upon the employee's providing future service and continued employment with Waters. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(f) Financing costs relate to certain financing fees incurred by the Company to secure access to certain debt facilities in connection with the agreement Waters entered into to acquire the Biosciences and Diagnostics Solutions business of Becton, Dickinson & Company. The Company believes that these costs are not normal and do not represent future ongoing business expenses.

(g) Litigation provisions and settlement gains were excluded as these items are isolated, unpredictable and not expected to recur regularly.

(h) Certain income tax items were excluded as these non-cash expenses and benefits represent updates in management's assessment of ongoing examinations, tax audit settlements, or other tax items that are not indicative of the Company's normal or future income tax expense.

©2026 Waters Corporation
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